19007660

SEC

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SEC Mail Processing Section
MAR 01 2019
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Means Wealth Management

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Stillwater Avenue
(No. and Street)

Bangor	Maine	04401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric G. Woodbury 207-947-6763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry Dunn McNeil & Parker LLC
(Name – *if individual, state last, first, middle name*)

23 Water Street, Suite 101	Bangor	Maine	04401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RM

OATH OR AFFIRMATION

I, Eric George Woodbury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Means Wealth Management, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Kristine J. Selleck
Notary Public

KRISTINE J. SELLECK
Notary Public, State of Maine
My Commission Expires 9/14/2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEANS WEALTH MANAGEMENT

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2018 AND 2017

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Means Wealth Management

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Means Wealth Management (the Company) as of December 31, 2018 and 2017, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Means Wealth Management as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained within Schedule 1, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule 2, Reconciliation of Audited to Unaudited Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule 3, Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission, and Schedule 4, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our

To the Stockholders
of Means Wealth Management

opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Means Wealth Management's auditor since 2015.

Berry Dunn McNeil & Parker, LLC

Bangor, Maine
February 27, 2019

MEANS WEALTH MANAGEMENT
Statements of Financial Condition
December 31, 2018 and 2017

Assets

	2018	2017
Cash and Cash Equivalents		
Checking	$ 63,081	$ 33,520
Money market funds	47,483	437,465
Total Cash and Cash Equivalents	110,564	470,985
Other Assets		
Receivables from broker-dealers and clearing organizations - Fees and commissions	295,234	23,064
Prepaid expenses	9,583	25,125
Marketable securities owned - At fair value - Note 2	812,285	1,151,193
Note receivable - Note 9	140,000	142,941
Other investment - At equity which approximates market value	21,576	21,576
Property and equipment - At cost - Net of accumulated depreciation - Note 3	234,651	258,117
Other assets - Notes 5 and 7	29,767	39,012
Total Other Assets	1,543,096	1,661,028
Total Assets	$ 1,653,660	$ 2,132,013

Liabilities and Stockholders' Equity

	2018	2017
Liabilities		
Accounts payable and accrued expenses	$ 357,206	$ 476,391
Stockholders' Equity - Exhibit C and Note 4		
Class A, voting common stock, no par value 200,000 shares authorized, 87,000 shares issued and outstanding	222,849	222,849
Retained earnings	1,073,605	1,432,773
Total Stockholders' Equity	1,296,454	1,655,622
Total Liabilities and Stockholders' Equity	$ 1,653,660	$ 2,132,013

The accompanying notes are an integral part of these statements.

MEANS WEALTH MANAGEMENT
Statements of Income
Years Ended December 31, 2018 and 2017

	2018	2017
Revenues		
Commissions and fees	$ 41,401	$ 55,204
Management and investment advisory income	3,944,032	2,795,852
Net gains on firm securities trading accounts	1,802	6,662
Gains (losses) on firm securities investment account		
Net gains on securities sold	257,533	140,237
Interest and dividend income	27,092	26,122
Net unrealized losses	(380,665)	(21,107)
Revenue from sale of investment company shares	276,014	351,772
Interest and dividends	12,888	10,705
Other income		
Fees: closed-end mutual funds	3,963	1,933
Other income	82,637	24,217
Income from equity investment	2,598	3,935
Total Revenues	4,269,295	3,395,532
Expenses		
Employee compensation and benefits		
Salaries and wages	2,843,375	2,019,731
Payroll taxes	109,532	87,066
Health insurance	22,897	16,740
Other employee costs - Note 6	168,953	135,918
Regulatory fees	13,609	11,529
Other expenses		
Customer account expenses		
Billing and performance reporting	53,130	38,011
Other customer account expenses	192,677	155,347
Advertising and promotion - Note 1	43,361	38,168
SIPC fees	5,133	4,910
Other taxes	11,238	13,297
Repairs and maintenance	21,553	60,227
Computer and internet	31,548	34,312
Depreciation - Note 3	23,466	23,804
Insurance	50,132	50,526
Office supplies	26,528	31,772
Utilities and telephone	16,023	18,910
Postage and delivery	10,207	3,174
Rent	19,821	4,400
Professional fees	35,012	30,353
Other	35,690	33,477
Total Expenses	3,733,885	2,811,672
Net Income - Exhibits C and D	$ 535,410	$ 583,860

The accompanying notes are an integral part of these statements.

MEANS WEALTH MANAGEMENT
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2018 and 2017

	Common Stock		Retained
	Shares	Amount	Earnings
Balance at December 31, 2016	87,000	$ 222,849	$ 1,719,403
Net Income - Exhibit B	-	-	583,860
Dividends	-	-	(870,490)
Balance at December 31, 2017 Exhibit A	87,000	222,849	1,432,773
Net Income - Exhibit B	-	-	535,410
Dividends	-	-	(894,578)
Balance at December 31, 2018	87,000	$ 222,849	$ 1,073,605

The accompanying notes are an integral part of these statements.

MEANS WEALTH MANAGEMENT
Statements of Cash Flows
Years Ended December 31, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities		
Net income - Exhibit B	$ 535,410	$ 583,860
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	23,466	23,804
Gain on sale of marketable securities	(257,533)	(140,237)
Net unrealized loss on marketable securities	380,665	21,107
Proceeds from sale of marketable securities	318,311	182,522
Purchases of marketable securities	(102,535)	(48,528)
Net gain on sale of property and equipment	-	(2,595)
Equity in income of unconsolidated subsidiary and investment	(2,598)	(3,935)
Changes in operating assets and liabilities		
(Increase) decrease in assets:		
Receivables from broker-dealers and clearing organizations	(272,170)	3,587
Interest receivable	2,941	(2,941)
Prepaid expenses	15,542	(23,461)
Other assets	11,843	(9,948)
(Decrease) increase in liabilities:		
Accounts payable and accrued expenses	(72,382)	276,107
Net Cash Provided by Operating Activities	580,960	859,342
Cash Flows from Investing Activities		
Purchases of property and equipment	-	(6,012)
Proceeds from sale of property and equipment	-	32,949
Distribution from limited partnership investment	-	1,607
Net Cash Provided by Investing Activities	-	28,544
Cash Flows from Financing Activities		
Dividends paid	(941,381)	(823,687)
Net (Decrease) Increase in Cash and Cash Equivalents	(360,421)	64,199
Cash and Cash Equivalents at Beginning of Year	470,985	406,786
Cash and Cash Equivalents at End of Year - Exhibit A	$ 110,564	$ 470,985
Noncash Transactions		
Dividends declared but not paid	$ -	$ 46,803

The accompanying notes are an integral part of these statements.

1. Summary of Significant Accounting Policies

Nature of Organization

Means Wealth Management (the Company) is a full service brokerage and advisory firm located in Bangor and Presque Isle, Maine and Greenville, South Carolina. Its customers consist of individuals located primarily in New England. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency, Inc. and the Securities Investors Protection Corporation. Credit is extended without collateral. With the exception of ten trust accounts for which the Company serves as trustee, the Company is exempt from the provisions of Securities and Exchange Commission (SEC) Rule 15c3-3, *Customer Protection Reserves and Custody of Securities.*

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting whereby the Company reports revenue when earned and expenses when incurred.

Use of Estimates

The process of preparing financial statements in conformity with U.S generally accepted accounting principles requires the use of estimates and assumptions by management regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

1. Summary of Significant Accounting Policies - continued

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities and commodity transactions are recorded on a settlement date basis. There were no material trades which had not been settled at December 31, 2018 and 2017.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*. Unrealized gains or losses are reflected in the statements of income. Realized gains and losses are computed based upon the specific security sold.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash or cash equivalents. The Federal Deposit Insurance Corporation insures accounts up to $250,000.

Cash Equivalents

All liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business are considered to be cash equivalents for purposes of the statements of cash flows.

Receivables from Broker-Dealers and Clearing Organizations

Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with the broker-dealers and clearing organizations having outstanding balances and current relationships with the Company, it has concluded that realization of losses on balances outstanding at year-end is expected to be immaterial.

1. Summary of Significant Accounting Policies - continued

Property and Equipment

The Company records all additions to property and equipment at cost, including freight, taxes and construction or installation costs including labor and overhead. Repairs and maintenance are charged to expense. Improvements are capitalized or expensed when incurred as determined by cost in accordance with the Company's capitalization policy. When property and equipment is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in current income.

Furniture and fixtures, computer equipment and vehicles are depreciated on a straight-line or accelerated basis over the estimated useful lives of five to ten years. Building, improvements and signage are depreciated on a straight-line basis over the estimated useful lives of 15 to 40 years.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees received quarterly are recognized as earned on a pro rata basis over the term of the contract. Investment advisory fees received monthly are recognized as earned each month.

1. Summary of Significant Accounting Policies - continued

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed based on their proportionate share of the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in the financial statements.

The Company has adopted the provisions of authoritative guidance regarding accounting for uncertainty in income taxes. The authoritative guidance provides that a tax benefit or liability from an uncertain tax position should be recognized when it is more likely than not that a position will not be sustained upon examination. As of December 31, 2018 and 2017, management has concluded that the Company had no uncertain income tax positions.

The Company's federal income tax returns for years beginning in 2018, 2017, 2016, and 2015 are subject to examination by the Internal Revenue Service and the State of Maine, generally for three years after they were filed.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2018 and 2017 were $43,361 and $38,168, respectively.

Subsequent Events

Management has evaluated events and transactions subsequent to December 31, 2018.

In November 2018, the Company entered into an agreement with Cantella & Co., Inc. for the sale of all customer brokerage accounts and the portfolios within those accounts, or accounts held directly by the Company. It is expected that this transaction will be fully executed by March 31, 2019. Once complete, the Company will no longer serve as a registered broker/dealer for its customers. As a result of this transaction, the Company will no longer recognize certain revenues and expenses related to broker/dealer transactions that are currently reported in commissions and fee revenue and customer account expenses.

2. Marketable Securities Owned/Fair Values

Marketable securities owned consist of investment securities at fair value at December 31, 2018 and 2017:

	2018	2017
Level 1 Marketable Securities		
Corporate stocks by industry		
Consumer goods	$ 169,756	$ 171,731
Technology	227,881	244,513
Financial	264,288	306,917
Basic materials	77,715	129,067
Industrial goods	15,151	212,416
Pharmaceutical	-	3,045
Mutual funds	57,494	83,504
Total - Exhibit A	$ 812,285	$1,151,193

In accordance with FASB ASC Topic 820, the Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models and similar techniques.

3. Property and Equipment

Property and equipment, at cost, consists of the following at December 31, 2018 and 2017:

	2018	2017
Building, improvements, land and signs	$668,445	$668,445
Furniture and fixtures	17,248	17,248
Computer equipment	39,447	39,447
Vehicles	106,885	106,885
Total Property and Equipment	832,025	832,025
Less accumulated depreciation	597,374	573,908
Net Property and Equipment - Exhibit A	$234,651	$258,117

Depreciation expense was $23,466 and $23,804 for the years ended December 31, 2018 and 2017, respectively.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018 and 2017, the Company had net capital of $738,565 and $983,092, respectively, which was $488,565 and $733,092, respectively, in excess of its SEC required net capital of $250,000. The Company's net capital ratio at December 31, 2018 and 2017 was .48 to 1. The Company also has a contractual obligation with National Financial Services LLC (NFS) to maintain net capital of $250,000.

5. Related Party Transaction

Relationship

Name	Relationship
Alex Means	Immediate family member of stockholders

The Company advanced loans to Alex Means to pay certain operating expenses of an office space in South Carolina. The loan had no balance at December 31, 2018 and a balance of $9,782 at December 31, 2017.

6. Pension Plan

The Company maintains a 401(k) pension plan covering substantially all employees. The Company can match employee contributions based on a percentage of the participant's wages. For the years ended December 31, 2018 and 2017, the Company matched contributions of $57,099 and $43,512, respectively.

The Company established a profit sharing plan on March 7, 2014. The plan is a noncontributory plan covering substantially all employees. Allocation to the participants is based upon the classification of the participants. The Company contributed $108,362 and $86,741 to the plan for the years ended December 31, 2018 and 2017, respectively.

7. Other Assets

Other assets consist of the following at December 31, 2018 and 2017:

	2018	2017
Escrow account with NFS	$ 29,418	$ 28,863
Other	349	10,149
Total Other Assets - Exhibit A	$ 29,767	$ 39,012

8. Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, NFS. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company.

9. Note Receivable

Note receivable (Exhibit A) at December 31, 2018 and 2017 consists of the following:

	2018	2017
Hospitality Services of Bangor, LP Unsecured; no monthly payments; Interest at prime plus 1.5%	$140,000	$142,941

A stockholder of the Company is a minority owner of Hospitality Services of Bangor, LP. No fixed repayment terms have been established.

10. Guarantees / Indemnifications

The Company maintains insurance to provide protection against contingent liabilities. In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

MEANS WEALTH MANAGEMENT
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

Net Capital Computation	
Stockholders' Equity - Exhibit A	$ 1,296,454
Deduct: Non-allowable assets	
Other investments	(21,576)
Property and equipment, net	(234,651)
Prepaid expenses	(9,583)
Note receivable	(140,000)
Other non-allowable assets	(349)
Haircuts on securities positions	(151,730)
Net Capital	$ 738,565
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 357,206
Total Aggregate Indebtedness	$ 357,206
Computation of Basic Net Capital Requirement	
Minimum SEC net capital required	$ 250,000
Excess net capital	488,565
Total Net Capital	$ 738,565
Ratio: Aggregate Indebtedness to Net Capital	0.48

MEANS WEALTH MANAGEMENT
Reconciliation of Audited to Unaudited Computation of
Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

Reconciliation to the Company's Part II (Unaudited) FOCUS Report to Audited Financial Statements

The audited financial statements reflect the following differences from the (Unaudited) FOCUS Report:

Decrease in cash and cash equivalents	$ (189)
Increase in marketable securities owned	188
Decrease in property and equipment	(146)
Decrease in accounts payable and accrued expenses for professional fees	17,861
Increase in retained earnings	(17,714)
	$ -

MEANS WEALTH MANAGEMENT
Computation for Determination
of Reserve Requirements Under Rule 15c3-3 (Exemption)
of the Securities and Exchange Commission
December 31, 2018

Because the Company does not carry securities accounts for customers, yet serves as trustee for ten accounts, the SEC has determined and informed the Company and its independent auditors that the Company is exempt from the provisions of Rule 15c3-3 as it pertains to Computation for Determination of Reserve Requirements.

MEANS WEALTH MANAGEMENT
Information Relating to Possession or Control
Requirements Under Rule 15c3-3 (Exemption)
of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, as the Company does not have any customers' fully paid and excess margin securities as required by Rules 17a(d)(2)(ii) and 15c3-3.

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Means Wealth Management

Examination of Compliance Report

As it relates to the ten accounts for which Means Wealth Management (the Company) serves as trustee, we have examined the Company's statements, included in the accompanying Compliance Report, that the:

(1) Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2018;

(2) Company's internal control over compliance was effective as of December 31, 2018;

(3) Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and

(4) Information used to state that the Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that noncompliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2340, Customer Account Statements of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2018; the Company complied with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and the information used to assert compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2018 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Review of Report of Exemption from Rule 15c3-3

We have reviewed management's statements included in the accompanying Exemption Report, in which, with the exception of the ten trust accounts for which the Company serves as trustee described in the examination of compliance report above, (1) the Company identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: the provisions in subparagraph (k)(2)(ii) ("the exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berry Dunn McNeil & Parker, LLC

Bangor, Maine
February 27, 2019

Means Wealth Management
Compliance and Exemption Report
Pursuant to Rule17a-5 under the Securities Exchange Act of 1934

Firm CRD 2748
SEC 8-27458
Fiscal Year End December 31, 2018

Compliance Report

Means Wealth Management (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company maintains ten customer accounts for which the Company acts as trustee. In regard to these ten accounts, as required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
2. The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2018;
3. The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2018;
4. The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2018; and
5. The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Exemption Report

This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

With the exception of ten trust accounts for which the Company serves as trustee referenced in the preceding Compliance Report section of this report:

1) the Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: the provisions in subparagraph (k)(2)(ii); and
2) the Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Eric Woodbury, certify that, to my best knowledge and belief, this Compliance and Exemption Report is true and correct.

Eric Woodbury, Chief Compliance Officer